UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-1)

Amendment No. 1

Under the Securities Exchange Act of 1934

UONLIVE CORPORATION
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

91530X 204
(CUSIP Number)

Tsun Sin Man Samuel, CEO
5/F Guangdong Finance Building
88 Connaught Road West
Hong Kong
(011) 852-2116-3560
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2009
(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
8015 W. Kenton Circle, Suite 150
Huntersville, North Carolina  28078
Tel:  (704) 584-0268
Fax:  (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsun Sin Man Samuel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR of Peoples’ Republic of China
	7	SOLE VOTING POWER 950,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 950,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000 (indirect ownership)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14	TYPE OF REPORTING PERSON IN

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dragon Ace Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER 950,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 950,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000 (ownership of record)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14	TYPE OF REPORTING PERSON HC

Item 1.  Security and Issuer.

This Statement amends that certain Schedule 13D filed with the Commission on May 2, 2008.  It relates to shares of common stock, $.001 par value (the “Common Stock”), of Uonlive Corporation, a Nevada corporation (the “Issuer”). At present, there are 1,996,355 issued and outstanding shares of Common Stock, and a total of 200,000,000 authorized shares of Common Stock.

The Reporting Persons are Tsun Sin Man Samuel, a citizen and resident of the Hong Kong SAR of the People’s Republic of China (hereinafter, “Mr. Tsun”), who is a Director and Chairman of Dragon Ace Global Limited, a company organized and existing under the laws of the British Virgin Islands (“Dragon Ace Global”), and Dragon Ace Global. The Reporting Persons are the beneficial owners of 950,000 shares of Common Stock by virtue of Mr. Tsun’s ownership of 80% of the share capital of Dragon Ace Global and Dragon Ace Global’s record ownership of 700,000 shares of Common Stock and 250,000 shares of Series A Convertible Preferred Stock, each of which is presently convertible, at the option of Dragon Ace Global, into one share of Common Stock.

The Issuer’s principal executive offices are located at 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong.

Item 2.  Identity and Background.

a.	The names of the Reporting Persons are Mr. Tsun and Dragon Ace Global.

b.
The business address of Mr. Tsun is 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong.  The registered office of Dragon Ace Global is also 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong.

c.
Mr. Tsun’s principal business is acting as the Chairman and CEO of Uonlive Corporation, and his principal business address is 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong.  Mr. Tsun is also the Chaiman of Dragon Ace Global.  Dragon Ace Global’s principal business is to hold 700,000 shares of Common Stock of the Issuer and 250,000 shares of the Issuer’s Series A Convertible Preferred Stock, and its principal business address is 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong.

d.	During the past five years, neither Mr. Tsun nor Dragon Ace Global has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, neither Mr. Tsun nor Dragon Ace Global has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Dragon Ace Global is a company organized and existing under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

On March 28, 2008, the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among the Issuer, William Tsang, the Chairman and President (“Tsang”) of China World Trade Corporation, a Nevada corporation (“CWTD”), Uonlive Limited, a corporation organized and existing under the laws of the Hong Kong SAR of the People’s Republic of China (“Uonlive”), Tsun Sin Man Samuel, Chairman of Uonlive (“Tsun”), Hui Chi Kit, Chief Financial Officer of Uonlive (“Hui”), Parure Capital Limited, a corporation organized and existing under the laws of the British Virgin Islands and parent of Uonlive (“Parure Capital”). For purposes of the Exchange Agreement, Tsun and Hui, as the holders of all of the outstanding capital stock of Parure Capital, were therein referred to as the “Shareholders”, and Parure Capital and Uonlive were therein referred to as the “Uonlive Subsidiaries.”  Upon closing of the share exchange transaction contemplated under the Exchange Agreement (the “Share Exchange”), Tsun and Hui transferred all of their share capital in Parure Capital to CWTD in exchange for, and assigned to corporations designated by Tsun and Hui, including Dragon Ace Global, a portion of an aggregate of 150,000,000 shares of Common Stock and 500,000 shares of Series A Convertible Preferred Stock, each of which was convertible after six months from the date of issuance into one hundred shares of Common Stock, thus causing Parure Capital to become a direct wholly-owned subsidiary of CWTD.  No cash consideration was exchanged in connection with the closing under the Exchange Agreement.  Shortly after the closing, CWTD changed its name to Uonlive Corporation, and is referred to herein as the “Issuer.”

As previously stated herein, the Reporting Persons are considered to be the beneficial owners, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of 950,000 shares of Common Stock through ownership of 700,000 shares of Common Stock and 250,000 shares of Series A Convertible Preferred Stock of the Issuer.

Item 4.  Purpose of Transaction.

The purpose of the transaction was to consummate a reverse merger of Uonlive into the Issuer.   Uonlive operates an online radio station from offices and a studio located in Hong Kong.

In addition, pursuant to the terms and conditions of the Exchange Agreement:

●
On the Closing Date, the current officers of the Issuer resigned from such positions and the persons chosen by Uonlive were appointed as the officers of the Issuer, notably Tsun Sin Man Samuel, as Chairman, Cheung Chi Ho, as Chief Executive Officer, and Wong Kin Yu, as Chief Operating Officer, and Tsang and Zeliang Chen resigned from their positions as directors and officers; CM Chan resigned from his position as CEO, Larry Wei Fan remained as CFO until further notice and Tsun and Cheung filled the vacancies on the Board created by the resignation of Tsang and Chen.

●
On the Closing Date, the remaining members of the Board, namely Xiao Lei Yang, Chao Ming Luo and Ye Xin Long resigned from their positions as a director effective upon the expiration of the ten day notice period required by Rule 14f-1, at which time such persons designated by Uonlive were appointed as directors of the Issuer, notably Carol Kwok, Zeng Yang and Wong Kin Yu.

●	On the Closing Date, the Issuer paid and satisfied all of its “liabilities” as such term is defined by U.S. GAAP as of the closing.

●
As of the Closing, the parties consummated the remainder of the transactions contemplated by the Exchange Agreement, including the transfer of all of Issuer’s subsidiaries to Top Speed Technologies Limited, a British Virgin Islands corporation owned by William Tsang, pursuant to a sale and purchase agreement in consideration of cancellation of indebtedness owed by CWTD to William Tsang.

As of the date of the Exchange Agreement there were no material relationships between the Issuer or any of its affiliates and the Shareholders, or Uonlive, other than in respect of the Exchange Agreement.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Exchange Agreement, a copy of which is attached as Exhibit 2.1 to a Form 8-K filed with the U.S. Securities and Exchange Commission on April 4, 2008.

As mentioned above, Mr. Tsun is the Chairman of Dragon Ace Global, in addition to holding the position of Chairman and CEO of the Issuer.  Mr. Tsun, age 42, has more than 20 year experience in the acoustic components and ultra-sonic products market, and served as the Chief Executive Officer of DB Products Ltd for the period 1988 to 2008, a company specializing in manufacturing of acoustic components. He also served as CEO of DBtronix (Far East) Ltd.  Headquartered in Hong Kong, DB Products Ltd. has introduced over 4,000 models of acoustic components including Magnetic Buzzer, Piezo Element Mechanical Buzzer and speakers into the market place. He established Uonlive Limited on April 2007, which is the first online radio station in Hong Kong.

Other than as heretofore described, neither Mr. Tsun nor Dragon Ace Global has any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.  Interest in Securities of the Issuer.

a.           After giving effect to the issuance of 150,000,000 shares of Common Stock and 500,000 shares of Series A Convertible Preferred Stock pursuant to the Exchange Agreement, the Issuer had 199,565,923 shares of Common Stock issued and outstanding.  Upon closing of the Share Exchange, Mr. Tsun and Dragon Ace Global beneficially owned 75,000,000 shares of Common Stock and 250,000 shares of Series A Convertible Preferred Stock, which was convertible into 25,000,000 shares of Common Stock.  On April 21, 2009, Dragon Ace Global transferred 5,000,000 shares of Common Stock, for $.004 per share, to Continental Worldwide Holdings Limited, thereby reducing the beneficial ownership of Common Stock of Mr. Tsun and Dragon Ace Global to 95,000,000 shares of the Common Stock.  As a result of the 1:100 reverse stock split described in the next paragraph, Mr. Tsun and Dragon Ace Global now beneficially own 950,000 shares of such Common Stock.  Mr. Tsun and Dragon Ace Global disclaim any membership in a group within the meaning of Section 13(d)(3) of the Act.

The Issuer consummated a 1:100 reverse stock split effective September 23, 2009, which reduced the number of issued and outstanding shares of Common Stock to a current figure of 1,996,355 and also reduced the conversion ratio of the Series A Convertible Preferred Stock from 1:100 to 1:1 pursuant to the terms of its certificate of designation.  The reverse stock split did not affect the authorized shares of Common Stock of the Issuer, which remain at 200,000,000 shares.  As a result, the holders of the Series A Convertible Preferred Stock became the beneficial owners of 500,000 shares of Common Stock.  Since Dragon Ace Global owns 700,000 shares of Common Stock post split and 250,000 shares of Series A Convertible Preferred Stock, Mr. Tsun and Dragon Ace Global would therefore be the beneficial owners of 950,000 shares of Common Stock.

b.           The following table indicates the number of shares as to which Mr. Tsun has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  Dragon Ace Global takes the position that Dragon Ace Global, by itself, does not have any voting power or dispositive power with respect to the Common Stock, although it is the record owner and a beneficial owner of the Common Stock.  Accordingly, it is not listed in the following table.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Mr. Tsun	950,000	47.6%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Mr. Tsun	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Mr. Tsun	950,000	47.6%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Mr. Tsun	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer .

Mr. Tsun and Dragon Ace Global represent that no contracts, arrangements, understandings or relationships exist among Mr. Tsun and Dragon Ace Global and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TSUN SIN MAN SAMUEL

By: /s/ Tsun Sin Man Samuel
Name: Tsun Sin Man Samuel

Date:   April 21, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRAGON ACE GLOBAL LIMITED

By /s/ Tsun Sin Man Samuel
Name: Tsun Sin Man Samuel
Title:   Director

Date:   April 21, 2010